EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2012	2013	2014	2015	2016	6/30/2017	6/30/2017
EARNINGS
Income Before Income Taxes	$487.8	$635.7	$348.6	$359.2	$426.0	$433.3	$228.2
Fixed Charges (as below)	245.5	215.5	136.1	135.7	118.4	108.6	54.1
Total Earnings	$733.3	$851.2	$484.7	$494.9	$544.4	$541.9	$282.3

FIXED CHARGES
Interest Expense	$213.1	$182.0	$128.3	$127.8	$112.2	$102.8	$51.1
Credit for Allowance for Borrowed Funds Used During Construction	9.1	10.1	4.4	4.8	3.3	2.9	1.5
Estimated Interest Element in Lease Rentals	23.3	23.4	3.4	3.1	2.9	2.9	1.5
Total Fixed Charges	245.5	$215.5	$136.1	$135.7	$118.4	$108.6	$54.1

Ratio of Earnings to Fixed Charges	2.98	3.94	3.56	3.64	4.59	4.98	5.21